FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2007

Silver Wheaton Corp.
(Translation of registrant's name into English)

Suite 3400, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F _____   Form 40 F __X_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-_____

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K:

1. News Release dated February 19, 2007 – SILVER WHEATON MORE THAN TRIPLES FOURTH QUARTER AND ANNUAL RESULTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Silver Wheaton Corp.
(Registrant)

Date: February 20, 2007   By: /s/ Peter Barnes
                                              Name

                                   Its: President and Chief Executive Officer
                                              (Title)

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: SILVER WHEATON CORP.

TSX, NYSE SYMBOL: SLW

February 19, 2007

Silver Wheaton More Than Triples Fourth Quarter and Annual Results

VANCOUVER, BRITISH COLUMBIA--(CCNMatthews - Feb. 19, 2007) - Silver Wheaton
Corp. (TSX:SLW)(NYSE:SLW) is pleased to announce record 2006 annual net
earnings of US$85.2 million (US$0.40 per share) and record operating cash
flows of US$104.7 million (US$0.50 per share). Fourth quarter net earnings
and operating cash flows were US$23.8 million ($0.11 per share) and US$29.8
million ($0.14 per share), respectively.

2006 HIGHLIGHTS (12 Months)

- Net earnings of US$85.2 million (US$0.40 per share) from the sale of 13.5
million ounces of silver, compared to US$25.3 million (US$0.15 per share)
from the sale of 9.7 million ounces of silver in 2005.

- Operating cash flows of US$104.7 million (US$0.50 per share), compared to
US$30.0 million (US$0.18 per share) in 2005.

- Cash and cash equivalents at December 31, 2006 of US$60.0 million
(December 31, 2005 - US$117.7 million).

- With 2006 investments in silver purchase contracts totalling US$421
million, Silver Wheaton increased silver ounces sold by almost 40% compared
with the previous year, and expects silver sales to increase a further 48%,
to 20 million ounces, by 2009 without any further capital expenditures, and
assuming no further acquisitions.

- The Company began trading on the New York Stock Exchange under the symbol
SLW.

- The Company entered into an agreement with Goldcorp, whereby Silver
Wheaton received a right of first refusal on future silver purchase
contracts relating to the Penasquito Project in Mexico.

- Silver Wheaton invested US$50.8 million to acquire significant ownership
positions in publicly traded companies owning substantial undeveloped silver
resources.

FOURTH QUARTER HIGHLIGHTS (3 Months)

- Net earnings of US$23.8 million (US$0.11 per share) from the sale of 3.5
million ounces of silver, compared to US$7.0 million (US$0.04 per share)
from the sale of 2.2 million ounces of silver in 2005.

- Operating cash flows of US$29.8 million (US$0.14 per share), compared to
US$7.7 million (US$0.05 per share) in 2005.

- Silver Wheaton increased its interest in Revett Minerals Inc. to
approximately 17.2%, becoming the largest shareholder. Revett owns and
operates the Troy Mine in Montana and is developing the Rock Creek copper-
silver project.

- The Company acquired a 14.1% interest in Sabina Silver Corp. and a right of first refusal on any future silver stream sales from their existing projects, including the Hackett River zinc-silver project in Nunavut, Canada.

"During 2006, our stock price was up over 80%, considerably outperforming most of our peers and the price of silver," stated Peter Barnes, President and Chief Executive Officer of Silver Wheaton. "Also, our silver sales volumes increased by almost 40%, compared with the previous year, and further strong growth is anticipated over the next two years. All in all, 2006 was an excellent year for Silver Wheaton and its shareholders."

A conference call will be held Tuesday, February 20, 2007 at 11:00 am (Eastern Time) to discuss these results. You may join the call by dialling toll free 1-800-811-8824 or (913) 981-4903 for calls from outside of Canada and the US and using the pass code: 1255480.

The conference call will be recorded and you can listen to a playback of the call after the event by dialling 1-888-203-1112 or (719) 457-0820 and using the passcode: 1255480. A live and archived audio web cast will be available on the website at www.silverwheaton.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in Silver Wheaton's annual information form for the year ended December 31, 2005 incorporated by reference into Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking

statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Silver Wheaton

Annual Report 2006

Management's Discussion and Analysis of Results of Operations and Financial Condition for the Year Ended December 31, 2006

This Management's Discussion and Analysis should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2006 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. This Management's Discussion and Analysis contains "forward looking" statements that are subject to risk factors set out in the cautionary note contained herein. All figures are in United States dollars unless otherwise noted. This Management's Discussion and Analysis has been prepared as of February 19, 2007.

2006 HIGHLIGHTS

- Net earnings of $85.2 million ($0.40 per share) from the sale of 13.5 million ounces of silver, compared to $25.3 million ($0.15 per share) from the sale of 9.7 million ounces of silver in 2005.

- Operating cash flows of $104.7 million (2005 - $30.0 million).

- Cash and cash equivalents at December 31, 2006 of $60.0 million (December 31, 2005 - $117.7 million).

- Silver Wheaton amended its silver purchase contract with Goldcorp, eliminating any capital expenditure contributions previously required to be paid by Silver Wheaton. Total consideration paid by Silver Wheaton was $136 million.

- The Company entered into a silver purchase contract with Glencore International AG, to purchase up to 4.75 million ounces of silver per year for a period of 20 years, based on the production from Glencore's Yauliyacu mining operations in Peru. Total consideration paid was $285 million. In addition, a cash payment of $3.90 per ounce of silver delivered under the contract is due, subject to an inflationary adjustment commencing in 2009.

- The Company completed a $175 million (Cdn$200 million) public offering of 16.6 million common shares at a price of Cdn$12.00 per share, on a bought deal basis. The proceeds were used primarily to repay bank debt drawn down to partially finance the Yauliyacu acquisition.

- The Company began trading on the New York Stock Exchange under the symbol SLW.

- The Company entered into an agreement with Goldcorp, whereby Silver Wheaton received a right of first refusal on future silver purchase contracts relating to the Penasquito project in Mexico.

- Silver Wheaton invested $50.8 million to acquire significant ownership positions in publicly traded companies owning substantial undeveloped silver resources.

OVERVIEW

Silver Wheaton Corp. ("Silver Wheaton" or the "Company") is a growth-oriented silver company, and is the largest mining company with 100% of its revenue from silver production. The Company's goal is to be recognized as the most profitable and best managed silver company in the world.

The Company has entered into three long-term silver purchase contracts with Goldcorp (Luismin mines in Mexico), Lundin Mining (Zinkgruvan mine in Sweden) and Glencore (Yauliyacu mine in Peru), whereby Silver Wheaton acquires silver production from the counterparties at a fixed price of $3.90 per ounce, subject to an inflationary adjustment. As a result, the primary drivers behind the Company's financial results are the volume of silver production at the various mines and the price of silver.

Silver Wheaton was recently recognized as the strongest, and one of the fastest growing, public companies in the Vancouver Sun's Business BC Top 100 Companies. The list was compiled by experts from Ernst & Young and the Sauder School of Business at the University of British Columbia, and included long time business leaders such as Teck Cominco, Goldcorp and Telus.

The Company expects, based upon its current contracts, to have annual silver sales of approximately 15 million ounces in 2007, increasing to 20 million ounces by 2009 and thereafter. Silver Wheaton is actively pursuing further growth opportunities.

SUMMARIZED FINANCIAL RESULTS

During 2004, the year end of the Company was changed from August 31 to December 31. The current fiscal period ended December 31, 2006 includes the results of operations for the year then ended. Comparative figures are for the year ended December 31, 2005, the four months ended December 31, 2004 and the twelve months ended August 31, 2004.

/T/

	December 31 2006 (12 Months)	December 31 2005 (12 Months)	December 31 2004 (4 Months)	August 31 2004 (12 Months)
Silver sales ($000's)	$158,541	$ 70,895	$ 10,986	$ -
Ounces (000's)	13,531	9,702	1,505	-
Average realized silver price ($'s per ounce)	$ 11.72	$ 7.31	$ 7.30	$ -
Total cash cost ($'s per ounce)(1)	$ 3.90	$ 3.90	$ 3.90	$ -
Net earnings (loss) ($000's)	$ 85,220	$ 25,291	$ 1,765	$ (151)
Earnings (loss) per share				
Basic	$ 0.40	$ 0.15	$ 0.02	$ (0.09)
Diluted	$ 0.37	$ 0.15	$ 0.02	$ (0.09)
Cash flow from (used in) operations ($000's)	$104,722	$ 29,971	$ 5,741	$ (44)

Cash and cash

```
       equivalents ($000's)      $ 59,994     $117,741     $ 19,989     $    320

Total assets
 ($000's)                        $662,893     $266,151     $156,988     $53,491

Total liabilities
 ($000's)                        $ 21,354     $  1,961     $  2,557     $ 3,320

Shareholders' equity
 ($000's)                        $641,539     $264,190     $154,431     $50,171
```

1) Refer to discussion on Non-GAAP measures

QUARTERLY FINANCIAL RESULTS

| | 2006 | | | |
	Q4	Q3	Q2	Q1
Silver sales ($000's)	$ 43,651	$ 41,766	$ 47,413	$ 25,711
Ounces (000's)	3,534	3,520	3,805	2,672
Average realized silver price ($'s per ounce)	$ 12.35	$ 11.86	$ 12.46	$ 9.62
Total cash cost ($'s per ounce) (1)	$ 3.90	$ 3.90	$ 3.90	$ 3.90
Net earnings ($000's)	$ 23,762	$ 22,518	$ 25,159	$ 13,781
Earnings per share				
Basic	$ 0.11	$ 0.10	$ 0.12	$ 0.07
Diluted	$ 0.10	$ 0.09	$ 0.11	$ 0.07
Cash flow from operations ($000's)	$ 29,829	$ 28,262	$ 32,699	$ 13,932
Cash and cash equivalents ($000's)	$ 59,994	$ 61,950	$ 51,637	$ 8,368
Total assets ($000's)	$662,893	$638,123	$614,349	$578,150
Total liabilities ($000's)	$ 21,354	$ 21,202	$ 20,885	$181,317
Shareholders'equity ($000's)	$641,539	$616,921	$593,464	$396,833

| | 2005 | | | |
	Q4	Q3	Q2	Q1
Silver sales ($000's)	$ 17,474	$ 18,081	$ 19,263	$ 16,077
Ounces (000's)	2,176	2,535	2,668	2,323
Average realized silver price ($'s per ounce)	$ 8.03	$ 7.13	$ 7.22	$ 6.92
Total cash cost ($'s per ounce) (1)	$ 3.90	$ 3.90	$ 3.90	$ 3.90
Net earnings ($000's)	$ 7,009	$ 6,378	$ 6,722	$ 5,182

Earnings per share

```
Basic                              $    0.04  $   0.04  $   0.04  $   0.03
Diluted                            $    0.04  $   0.04  $   0.04  $   0.03

Cash flow from
 operations ($000's)               $  7,661  $  7,889  $  9,271  $  5,150

Cash and cash
 equivalents ($000's)              $117,741  $ 26,608  $ 33,279  $ 24,014

Total assets ($000's)              $266,151  $173,871  $167,056  $160,355

Total liabilities ($000's)         $  1,961  $    426  $    586  $    702

Shareholders' equity ($000's)      $264,190  $173,445  $166,470  $159,653
```

1) Refer to discussion on Non-GAAP measures

/T/

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines and timing of shipments that are in the normal course of operations, as well as changes in the price of silver. The number of ounces of silver sold during the three months ended December 31, 2006 was impacted by a temporary reduction in the silver grades at Luismin and Yauliyacu. The Company expects, based upon its current contracts, to have annual silver sales of approximately 15 million ounces in 2007, increasing to 20 million ounces by 2009 and thereafter.

RESULTS OF OPERATIONS AND OPERATIONAL REVIEW

The Company has four business segments, the silver produced by the Luismin, Zinkgruvan and Yauliyacu mines, and corporate operations. The acquisition of silver from the Yauliyacu mine began in May 2006.

/T/

```
                                      Year ended December 31, 2006
                        Luismin  Zinkgruvan  Yauliyacu  Corporate     Total
--------------------------------------------------------------------------

Silver sales
 ($000's)              $103,850   $ 18,903   $ 35,788    $      -  $158,541

 Ounces (000's)           8,978      1,686      2,867          -    13,531

 Average realized
  silver price
  ($'s per ounce)      $  11.57   $  11.21   $  12.48    $      -  $  11.72
 Total cash cost
  ($'s per ounce)(1)   $   3.90   $   3.90   $   3.90    $      -  $   3.90

Net earnings (loss)
 ($000's)              $ 65,691   $  9,506   $ 14,034    $(4,011) $ 85,220

Cash flow from
 operations  ($000's)
                       $ 68,293   $ 13,152   $ 24,607    $(1,330) $104,722
```

1) Refer to discussion on Non-GAAP measures

	Year ended December 31, 2005			
	Luismin	Zinkgruvan	Corporate	Total
Silver sales ($000's)	$57,406	$13,489	$ -	$70,895
Ounces (000's)	7,886	1,816	-	9,702
Average realized silver price ($'s per ounce)	$ 7.28	$ 7.43	$ -	$ 7.31
Total cash cost ($'s per ounce)(1)	$ 3.90	$ 3.90	$ -	$ 3.90
Net earnings (loss)($000's)	$23,721	$ 3,335	$(1,765)	$25,291
Cash flow from operations ($000's)	$26,485	$ 4,340	$ (854)	$29,971

1) Refer to discussion on Non-GAAP measures

/T/

Luismin

On October 15, 2004, a 100% owned subsidiary of the Company, Silver Wheaton (Caymans) Ltd. ("SW Caymans"), entered into a contract to purchase all of the silver produced by Goldcorp's Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years, for an upfront payment of $36.7 million in cash and 108 million common shares of the Company. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing on October 15, 2007). Under this contract Silver Wheaton was obligated to pay 50% of any capital expenditures made by Luismin at its mining operations in excess of 110% of the projected capital expenditures outlined in the contract.

On March 30, 2006, in connection with Goldcorp's plans to expand the San Dimas mine, Goldcorp and Silver Wheaton amended the contract, eliminating any capital expenditure contributions previously required to be paid by Silver Wheaton. In consideration for these amendments, Silver Wheaton issued to Goldcorp 18 million common shares and a $20 million non-interest bearing promissory note due on March 30, 2007. As a result of this planned expansion, increased production is expected to approximate 100 million ounces of silver over the remaining term of the silver purchase contract. It is projected that Luismin's annual silver production will approximate 9 million ounces in 2007, increasing to 13 million ounces by 2009 and thereafter.

Under the contract, Silver Wheaton is entitled to purchase a 49% interest in production, development or exploration properties acquired by Goldcorp in Mexico until October 15, 2007. In connection with Goldcorp's recent acquisition of Glamis Gold Ltd. ("Glamis"), Silver Wheaton has agreed to waive its right to acquire an interest in any of Glamis' Mexican projects. In exchange for this waiver, Goldcorp has agreed to negotiate exclusively with Silver Wheaton, for a period of 180 days from the date of Goldcorp's acquisition of Glamis (November 4, 2006), for the potential purchase by Silver Wheaton of a portion of the future production of silver to be mined from the Penasquito Project. If Silver Wheaton and Goldcorp are not successful in entering into a silver purchase agreement on the Penasquito Project during such time, Silver Wheaton will retain a right of first

refusal on any future silver purchase agreements based on the Penasquito Project, for so long as Goldcorp maintains at least a 20% interest in Silver Wheaton. On December 7, 2006 Goldcorp sold 18 million shares of Silver Wheaton to the general public and as a result, at December 31, 2006, Goldcorp owned 49% of the Company's common shares.

During 2006, SW Caymans purchased 9.0 million ounces (2005 - 7.9 million ounces) of silver at a total cash cost of $3.90 per ounce, and sold it for an average price of $11.57 per ounce (2005 - $7.28 per ounce). The Company's cash flows and net earnings under the Luismin silver purchase contract for the year ended December 31, 2006 were $68.3 million (2005 - $26.5 million) and $65.7 million (2005 - $23.7 million) respectively.

At December 31, 2005, the Luismin mines had proven and probable reserves of 45.4 million ounces of silver and inferred resources of 188.4 million ounces of silver (as described in the Reserves and Resources section of this Management's Discussion and Analysis). Luismin has historically converted resources into reserves at a rate of approximately 90%.

The results of the Luismin mine operations for the years ended December 31, 2006 and 2005 are shown below:

/T/

| | 2006 | | | |
	Q4	Q3	Q2	Q1
Ore milled (tonnes)	285,800	276,700	267,400	255,800
Grade (grams/tonne)(1)				
- Gold	6.07	6.50	6.61	6.18
- Silver	296	316	358	348
Recovery (%)				
- Gold	94%	94%	94%	94%
- Silver	90%	89%	89%	87%
Production (ounces)				
- Gold	52,600	54,400	53,700	47,800
- Silver	2,118,200	2,233,200	2,388,400	2,192,000
Sales (ounces)				
- Gold	52,200	53,400	54,900	46,500
- Silver	2,146,220	2,213,500	2,447,500	2,171,000

| | 2005 | | | |
	Q4	Q3	Q2	Q1
Ore milled (tonnes)	250,600	244,000	218,700	199,000
Grade (grams/tonne)(1)				
- Gold	5.57	5.55	6.23	6.59
- Silver	298	332	310	335

Recovery (%)				
- Gold	94%	94%	95%	95%
- Silver	88%	88%	91%	88%
Production (ounces)				
- Gold	42,200	41,000	41,800	40,000
- Silver	1,855,700	2,005,700	1,974,400	1,894,000
Sales (ounces)				
- Gold	42,200	39,100	44,000	38,300
- Silver	1,819,800	2,003,800	2,088,000	1,974,400

1) Grades exclude Nukay operations, which do not contain silver

/T/

Zinkgruvan

On December 8, 2004, SW Caymans entered into a contract to purchase all of the silver produced by Lundin Mining's Zinkgruvan mining operations in Sweden ("Zinkgruvan") for the life of mine. During 2006, SW Caymans purchased 1.6 million ounces (2005 - 1.7 million ounces) of silver under the contract at a total cash cost of $3.90 per ounce, and sold 1.7 million ounces (2005 - 1.8 million ounces) for an average price of $11.21 per ounce (2005 - $7.43 per ounce). The Company's cash flows and net earnings under the Zinkgruvan silver purchase contract for 2006 were $13.2 million (2005 - $4.3 million) and $9.5 million (2005 - $3.3 million) respectively.

As at December 31, 2005, Zinkgruvan had proven and probable silver reserves of 25.8 million ounces, measured and indicated silver resources of 6.8 million ounces and inferred silver resources of 29.4 million ounces (as described in the Reserves and Resources section of this Management's Discussion and Analysis). The Zinkgruvan mine is expected to produce approximately 2 million ounces of silver annually for a minimum of 20 years, and is one of the lowest cost zinc mines in the world. The mine is located in south-central Sweden and has been in production on a continuous basis since 1857.

Yauliyacu

On March 23, 2006, SW Caymans entered into a contract with Glencore to purchase up to 4.75 million ounces of silver per year for a period of 20 years, based on the production from Glencore's Yauliyacu mining operations in Peru. The upfront payment was $285 million, comprised of $245 million in cash and a $40 million promissory note, which was paid in full on May 31, 2006. In addition, a cash payment of $3.90 per ounce of silver delivered under the contract is due (subject to an inflationary adjustment commencing in 2009). In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.

During May 2006, the Company began purchasing silver under the contract and during the year, SW Caymans purchased 2.9 million ounces of silver at a total cash cost of $3.90 per ounce, and sold it for an average price of $12.48 per ounce. The Company's cash flows and net earnings under the Yauliyacu silver purchase contract for 2006 were $24.6 million and $14.0 million respectively.

During the term of the contract, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction. In addition, Silver Wheaton has an option to extend the 20 year term of the contract in five year increments, on substantially the same terms as the existing contract, subject to an adjustment related to silver price expectations at the time and other factors.

As at December 31, 2005, Yauliyacu had proven and probable silver reserves of 12.9 million ounces, measured and indicated silver resources of 52.2 million ounces and inferred silver resources of 64.7 million ounces (as described in the Reserves and Resources section of this Management's Discussion and Analysis).

Corporate

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(in thousands)	December 31 2006 (12 Months)	December 31 2005 (12 Months)	December 31 2004 (4 Months)	August 31 2004 (12 Months)
General and administrative(1)	$5,700	$2,443	$5,427	$55
Interest expense	717	-	-	-
Debt financing costs	974	-	-	-
Project evaluation	211	91	69	-
Interest income	(3,221)	(705)	(255)	-
Foreign exchange gain	(370)	(64)	(2,687)	-
Corporate net loss	$4,011	$1,765	$2,554	$55
1) Stock based compensation (a non cash item) included in general and admin	$1,768	$ 463	$5,046	$10

/T/

General and administrative expenses totaled $5,700,000 during 2006 compared with $2,443,000 during 2005. This increase resulted primarily from increased insurance costs, increased salary and stock based compensation expenses incurred as a result of hiring additional employees, and a one-time New York Stock Exchange listing fee of $250,000. Stock based compensation expense during 2006, a non cash item, included $1.7 million (2005 - $0.4 million) of amortization of the fair value of share purchase options issued, which was determined using the Black-Scholes option valuation method. During the year, 15,000 (2005 - 14,061) restricted share rights and 550,000 (2005 - 630,000) share purchase options were issued.

Interest expense totaled $717,000 during the year, as a result of utilizing debt financing to fund the Yauliyacu transaction. Upfront debt financing costs of $1,124,000 were incurred, of which $950,000 were amortized to income during the year.

Project evaluation expenses of $211,000 (2005 - $91,000) were incurred in pursuing additional silver acquisition opportunities.

Interest income during the year of $3,221,000 (2005 - $705,000) was the result of interest earned on cash balances held in short-term money market instruments.

During the year, a foreign exchange gain of $370,000 (2005 - $64,000) was realized, as a result of the Company holding a portion of its cash balances in Canadian dollars, while the Canadian dollar increased in value against the US dollar (the Company's functional currency).

Non-GAAP measures - total cash costs per ounce of silver calculation

Silver Wheaton has included, throughout this document, certain non-GAAP performance measures including total cash costs of silver on a sales basis. These non-GAAP measures do not have any standardized meaning prescribed by GAAP, nor are they necessarily comparable with similar measures presented by other companies. Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. The Company believes that certain investors use this information to evaluate the Company's performance. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. During the year ended December 31, 2006, the Company's total cash costs were $3.90 per ounce of silver.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2006, the Company had cash and cash equivalents of $60.0 million (December 31, 2005 - $117.7 million) and working capital of $40.0 million (December 31, 2005 - $118.7 million), which includes a $20.0 million promissory note due to Goldcorp relating to the amendment of the Luismin silver purchase contract. During the year, the Company generated operating cash flows of $104.7 million compared with $30.0 million during 2005. In the opinion of management, these are sufficient to support the Company's normal operating requirements on an ongoing basis.

Long term investments

During the year, Silver Wheaton invested $50.8 million to acquire significant ownership positions in publicly traded companies owning substantial undeveloped silver resources. At December 31, 2006, the Company held investments in such companies at a cost of $66.0 million, with a market value of $105.5 million.

Bear Creek

During 2006, Silver Wheaton acquired 2,314,600 shares of Bear Creek Mining Corp. ("Bear Creek"), at a cost of $18.5 million (Cdn$20.6 million). As a result, at December 31, 2006, Silver Wheaton owned 7,676,505 common shares and warrants exercisable to acquire an additional 270,000 common shares, representing approximately 19.1% of the outstanding shares of Bear Creek on an undiluted basis. At December 31, 2006, the fair value of the Company's investment in Bear Creek was $62.4 million.

Revett

During 2006, Silver Wheaton acquired by way of private placement 9,600,000 units of Revett Minerals Inc. ("Revett"), at a price of Cdn$1.13 per unit for total consideration of $9.5 million (Cdn$10.9 million). The units are comprised of one common share and one quarter of one share purchase warrant. Each whole warrant entitles the holder to purchase one common share of Revett at a price of Cdn$1.36 for a period of 30 months from the date of issuance. At December 31, 2006, Silver Wheaton owned 12,382,900 common shares and warrants exercisable to acquire an additional 2,400,000 common shares, representing approximately 17.2% of the outstanding shares of Revett on an undiluted basis. At December 31, 2006, the fair value of the Company's investment in Revett was $14.1 million.

Sabina

During 2006, Silver Wheaton acquired by way of private placement 7,800,000 units of Sabina Silver Corporation ("Sabina"), at a price of Cdn$1.65 per unit for total consideration of $11.2 million (Cdn$12.9 million). The units are comprised of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of Sabina at a price of Cdn$2.75 for a period of four years from the date of issuance. At December 31, 2006, Silver Wheaton owned 7,800,000 common shares and warrants exercisable to acquire an additional 3,900,000 common shares, representing approximately 14.1% of the outstanding shares of Sabina on an undiluted basis. At December 31, 2006, the fair value of the Company's investment in Sabina was $16.2 million.

Yauliyacu silver purchase contract

On March 23, 2006, the Company entered into a contract with Glencore to purchase up to 4.75 million ounces of silver per year, for a period of 20 years, based on the production from Glencore's Yauliyacu mining operations in Peru. The upfront payment was $285 million, comprised of $245 million in cash and a $40 million promissory note, which was paid in full on May 31, 2006. In addition, a cash payment of $3.90 per ounce of silver delivered under the contract is due (subject to an inflationary adjustment commencing in 2009).

Luismin silver purchase contract amendment

On March 30, 2006, Goldcorp and Silver Wheaton amended their existing contract, eliminating any capital expenditure contributions previously required to be paid by Silver Wheaton. In consideration for these amendments, Silver Wheaton issued to Goldcorp 18 million common shares and a $20 million non-interest bearing promissory note due on March 30, 2007.

Bank debt

In March 2006, the Company entered into a credit agreement with the Bank of Nova Scotia, as lead arranger and administrative agent, to borrow $100 million under a non revolving term loan (the "Term Loan") and $25 million under a revolving term loan (the "Revolving Loan") in order to partially finance the acquisition of the Yauliyacu silver purchase contract. During April, 2006, both the Term Loan and the Revolving Loan were repaid in full. The Term Loan was cancelled upon repayment, while the Revolving Loan facility remains available.

Public offering

On April 20, 2006, the Company raised gross proceeds of $175 million (Cdn$200 million) from a public offering of 16,644,000 shares at a price of Cdn$12.00 per share. The proceeds were used to repay $120 million of bank debt and a $40 million promissory note due to Glencore.

Contractual obligations

In connection with the Luismin and Zinkgruvan silver purchase contracts, the Company has committed to purchase 100% of the silver produced by each mine for a per-ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to adjustment. This inflationary adjustment, which will begin in 2007, is intended to reflect the effects of inflation on operating costs, and is subject to a minimum of 0.4% and a maximum of 1.65% per annum. In connection with the Yauliyacu silver purchase contract, the Company has committed to purchase up to 4.75 million ounces of silver per year, based on production at the Yauliyacu mine, for a per-ounce cash payment of $3.90, subject to adjustment. This inflationary adjustment, which will begin in 2009, is subject to a minimum of 1.0% and a maximum of 1.65% per annum.

Discontinued operations

Effective February 25, 2004, the Company sold its subsidiary, Dial Locksmith Ltd. for cash proceeds of Cdn$325,000 to a group that included former directors and shareholders of the Company.

Share capital

During the year, the Company received cash proceeds of $7.0 million (2005 - $2.0 million) from the exercise of 2,477,334 (2005 - 710,000) share purchase options at a weighted average exercise price of Cdn$3.27 per option. As of February 19, 2007, there were 220,593,711 outstanding common shares, 4,492,666 share purchase options and 165,312,500 share purchase warrants, which are convertible into 39,287,620 common shares.

RISKS AND UNCERTAINTIES

The primary risk factors affecting the Company and its profitability include fluctuations in silver production, currency fluctuations, government regulation, foreign operations, income taxes and changes in silver prices.

Silver production

The Company has agreed to purchase all of the silver produced by the Luismin and Zinkgruvan mines and up to 4.75 million ounces per year, based on the production from the Yauliyacu mine. Other than the security interests which have been granted to Silver Wheaton, the Company has no contractual rights relating to the operations of Luismin, Zinkgruvan or Yauliyacu nor does it have any legal ownership in or operational control of the mines. Other than the penalties payable by Goldcorp, Zinkgruvan and Glencore to Silver Wheaton if, at the end of the Luismin, Zinkgruvan or Glencore Guarantee Period, as applicable, the total number of ounces of silver sold to Silver Wheaton is less than the applicable minimum amount, the Company will not be entitled to any compensation if Luismin, Zinkgruvan or Glencore does not meet its forecasted silver production targets in any specified period or if Luismin, Zinkgruvan or Glencore shut down or discontinue their mining operations in Mexico, Sweden and Peru, respectively, on a temporary or permanent basis.

Currency fluctuations

Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Silver is sold in US dollars and a portion of the Company's costs are incurred in Canadian dollars. From time to time, the Company may transact currency hedging to reduce the risk associated with currency fluctuations. There is no assurance that its hedging strategies will be successful. Currency hedging may require margin activities. Sudden fluctuations in currencies could result in margin calls that could have an adverse effect on the Company's financial position.

Government regulations

The mining, processing, development and mineral exploration activities of the companies that Silver Wheaton purchases silver from are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could result in production disturbances.

Foreign operations

SW Caymans purchases silver from companies that operate in Mexico, Sweden and Peru, and as such the Company's operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary between the three countries and include, but are not limited to, terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risk of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Failure for these companies to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company's operations or profitability.

Income taxes

The purchase of silver from the mines and the sales to various third party customers is performed by its wholly owned subsidiary Silver Wheaton (Caymans) Ltd., which is not subject to income taxes. Changes to taxations laws in either Canada or the Cayman Islands, could result in some or all of the Company's profits being subject to income tax. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company's profits being subject to income tax.

Silver prices

Profitability of the Company depends on silver prices. A $1.00 per ounce change in the price of silver would impact 2007 net earnings by approximately $15 million.

Silver prices are affected by numerous factors such as the sale or purchase of silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major silver producing countries throughout the world.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Note 2 of the Company's consolidated financial statements describes all of the significant accounting policies.

Silver contracts

Silver contracts are a significant asset of the Company, with a carrying value of $534.7 million at December 31, 2006. This amount represents the capitalized expenditures related to the acquisition of the Luismin, Zinkgruvan and Yauliyacu silver purchase contracts. Luismin, Zinkgruvan and Glencore estimate the reserves and resources relating to each contract. Silver Wheaton uses these estimates to determine the estimated number of ounces that will be acquired from each operation and the cost of these assets is separately allocated to reserves, resources and exploration potential. The value allocated to reserves is depreciated on a unit-of-sale basis over the estimated recoverable reserves at the mine corresponding to the specific contract. Evaluations of the carrying values of each contract are undertaken annually to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production, sales prices and purchase costs. If it is determined that the future net cash flows from an operation are less than the carrying value then a write-down is recorded with a charge to operations. At December 31, 2006, no write-down was required.

Income tax

As the Company's profit is derived from its subsidiary, Silver Wheaton (Caymans) Ltd., which is incorporated and operated in the Cayman Islands, the Company's profits bear no tax. Silver Wheaton can repatriate to Canada, on a tax free basis, amounts up to the Company's cost base in SW Caymans. Management views the subsidiary's profits as part of its permanent investment in the subsidiary, and it has determined that those profits will be reinvested in foreign jurisdictions for the foreseeable future, therefore, no taxes have been recorded.

Revenue recognition

Revenue from the sale of silver is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of silver may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.

FUTURE CHANGES IN ACCOUNTING POLICIES

Financial Instruments

The CICA issued three new accounting standards: Handbook Section 1530, Comprehensive Income ("Section 1530"), Handbook Section 3855, Financial Instruments - Recognition and Measurement ("Section 3855"), and Handbook Section 3865, Hedges ("Section 3865"), which become effective for the Company for periods beginning on or after January 1, 2007.

Comprehensive income

Section 1530 introduces Comprehensive income which is comprised of Net income and Other comprehensive income and represents changes in Shareholders' equity during a period arising from transactions and other events with non-owner sources. Other Comprehensive Income ("OCI") includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. Silver Wheaton's Consolidated Financial Statements will include a Consolidated Statement of Comprehensive Income and the cumulative amount, Accumulated Other Comprehensive Income ("AOCI"), will be presented as a new category of Shareholders' equity in the Consolidated Balance Sheet.

Financial instruments - recognition and measurement

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities including derivatives be recognized on the balance sheet when the Company becomes a party to the contractual provisions of the financial instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

Financial assets and financial liabilities held-for-trading will be measured at fair value with gains and losses recognized in Net earnings. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets will be measured at fair value with unrealized gains and losses including changes in foreign exchange rates being recognized in OCI. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market will be measured at cost. Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instruments or other contracts but are not closely related to the host financial instrument or contract, respectively. Changes in the fair values of derivative instruments will be recognized in Net earnings, except for derivatives that are designated as a cash flow hedge, the fair value change for which will be recognized in OCI. Section 3855 permits an entity to designate any financial instrument as held-for-trading on initial recognition or adoption of the standard, even if that instrument would not otherwise satisfy the definition of held-for-trading set out in Section 3855. Other significant accounting implications arising on adoption of Section 3855 include the initial recognition of certain financial guarantees at fair value on the balance sheet and the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost.

Hedges

Section 3865 specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in Net earnings. The change in the fair value of the hedged item, to the extent that the hedging relationship is effective, will be offset by changes in the fair value of the hedging derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in OCI. The ineffective portion will be recognized in Net earnings. The amounts recognized in AOCI will be reclassified to Net earnings in the periods in which Net earnings is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments will be recognized in OCI and the ineffective portion is recognized in Net earnings. The Company had no outstanding hedging relationships at December 31, 2006 and as a result opening retained earnings will not be affected by the adoption of this section.

Impact of adopting sections 1530, 3855 and 3865

The transition adjustment will be recognized in the opening balance of AOCI as at January 1, 2007, as a result of adjustments arising due to remeasuring financial assets classified as available-for-sale.

The transition amount that will be recorded in the opening AOCI balance on January 1, 2007 may be material to our consolidated financial position. The Company is currently analyzing the requirements of these new standards.

RELATED PARTY TRANSACTIONS

At December 31, 2006, Goldcorp owned 49% of the Company's outstanding common shares. During the year, the Company purchased 9.0 million ounces (2005 - 7.9 million ounces) of silver from a subsidiary of Goldcorp at a price of $3.90 per ounce, for total consideration of approximately $35.0 million (2005 - $30.8 million).

On March 30, 2006, Silver Wheaton and Goldcorp amended their existing agreement, as described elsewhere in this Management's Discussion and Analysis. As a result of this transaction the Company issued 18 million shares and a non-interest bearing $20 million promissory note to Goldcorp, due on March 30, 2007. In addition, during September 2006, in connection with Goldcorp's recent acquisition of Glamis Gold Ltd. ("Glamis"), Silver Wheaton has agreed to waive its right to acquire an interest in any of Glamis' Mexican projects. In exchange for this waiver, Silver Wheaton has received a right of first refusal on future silver production from the Penasquito Project in Mexico.

The Company has an agreement with Goldcorp whereby Goldcorp provides certain management and administrative services at cost. During the year, total costs reimbursed to Goldcorp were $249,000 compared to $416,000 during 2005. This agreement allows for cancellation with 30 days notice at any time.

In addition, during March 2006, the Company sold leasehold improvements and furniture and fixtures to Goldcorp for $145,000. At December 31, 2006, Goldcorp owed the Company $17,645 (December 31, 2005 - $nil).

DISCLOSURE CONTROLS AND PROCEDURES

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms. The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected. There has been no change in the Company's internal control over financial reporting during the Company's year ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

FINANCIAL INSTRUMENTS

During the year ended December 31, 2006, the Company has used a mixture of cash and long-term debt to maintain an appropriate capital structure, ensuring sufficient liquidity required to meet the needs of the business and the flexibility to continue growing through acquisition. The Company does not use interest rate contracts or other derivative financial instruments and therefore, in the normal course of business, is inherently exposed to currency, interest rate and commodity price fluctuations.

OUTLOOK

The Company expects, based upon its current contracts, to have annual silver sales of approximately 15 million ounces in 2007, increasing to 20 million ounces by 2009 and thereafter.

The Company is unhedged and actively pursuing further growth opportunities.

RESERVES AND RESOURCES (As of December 31, 2005)

/T/

                Proven and Probable Reserves (1,4,5,6)

                         PROVEN   PROBABLE

Silver	Tonnes Mt	Grade g Ag/t	Contained M oz	Tonnes Mt	Grade g Ag/t	Contained M oz
Luismin						
San Dimas	1.42	447	20.4	1.83	401	23.6
San Martin	0.31	47	0.5	0.58	46	0.9
Zinkgruvan	6.27	111	22.4	1.89	57	3.5
Yauliyacu	1.21	124	4.8	1.27	198	8.1
Total			48.1			36.0

PROVEN & PROBABLE

Silver	Tonnes Mt	Grade g Ag/t	Contained M oz
Luismin			
San Dimas	3.25	421	44.0
San Martin	0.90	47	1.3
Zinkgruvan	8.16	98	25.8
Yauliyacu	2.48	162	12.9
Total			84.0

Measured & Indicated Resources (1,2,3,4,5,6)

	MEASURED			INDICATED		
Silver	Tonnes Mt	Grade g Ag/t	Contained M oz	Tonnes Mt	Grade g Ag/t	Contained M oz
Luismin						
San Dimas	-	-	-	-	-	-
San Martin	0.02	204	0.2	0.2	234	1.5
Zinkgruvan (Zn)	0.61	25	0.5	1.24	86	3.4
Zinkgruvan (Cu)	-	-	-	2.80	32	2.9
Yauliyacu	2.11	265	18.0	3.01	353	34.2
Total			18.7			42.0

MEASURED & INDICATED

Silver	Tonnes Mt	Grade g Ag/t	Contained M oz
Luismin			
San Dimas	-	-	-
San Martin	0.22	231	1.7
Zinkgruvan (Zn)	1.85	66	3.9
Zinkgruvan (Cu)	2.80	32	2.9
Yauliyacu	5.12	317	52.2
Total			60.7

Inferred Resources (1,2,3,4,5,6)

```
                   INFERRED
-----------------------------------------
          Tonnes   Grade  Contained
Silver        Mt  g Ag/t      M oz
-----------------------------------------
Luismin
 San Dimas    17.27    321     178.1
 San Martin    2.87    111      10.3
Zinkgruvan (Zn) 8.46   105      28.6
Zinkgruvan (Cu) 0.89    28       0.8
Yauliyacu      6.87    293      64.7
-----------------------------------------
Total                          282.5
```

/T/

Notes:

1. All Mineral Reserves and Mineral Resources have been calculated as of December 31, 2005 in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101.

2. All Mineral Resources are exclusive of Mineral Reserves.

3. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

4. The Qualified Person for the Mineral Reserve and Mineral Resource estimates as defined by National Instrument 43-101 are as follows:

 a. San Dimas, San Martin - Reynaldo Rivera, MAusIMM, an employee of Luismin, S.A. de C.V., the Mexican operating subsidiary of Goldcorp Inc.

 b. Zinkgruvan - John Sullivan, P.Geo., Senior Geologist and Steve Cheeseman, P.Geo., Senior Associate Geologist, both with Watts, Griffis and McOuat Limited of Toronto, Canada.

 c. Yauliyacu - Velasquez Spring, P.Eng., Senior Geologist, and G. Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer, both with Watts, Griffis and McOuat Limited of Toronto, Canada.

5. Mineral Reserves and Mineral Resources are estimated using appropriate recovery rates and commodity prices as follows:

 a. San Dimas and San Martin Reserves - US$6.00 per silver ounce

 b. San Dimas and San Martin Resources - US$7.00 per silver ounce

 c. Zinkgruvan Reserves and Resources - US$5.50 per silver ounce

 d. Yauliyacu Reserves and Resources - US$6.00 per silver ounce

6. Silver Wheaton's purchase agreement with Glencore provides for the delivery of up to 4.75 million ounces of silver per year for 20 years so long as production allows. Silver production at Yauliyacu in excess of 4.75 million ounces per year is to the credit of Glencore, and therefore a portion of the reserves and resources from Yauliyacu may relate to production which may be for the credit of Glencore.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in Silver Wheaton's annual information form for the year ended December 31, 2005 incorporated by reference into Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

Readers should refer to the annual information form of Silver Wheaton for the year ended December 31, 2005 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2006 available at www.sedar.com, for further information on mined Reserves and Resources, which is subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

The information contained herein uses the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of

Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

/T/

Consolidated Statements of Operations
(US dollars and shares in thousands, except per share amounts)

	Note	Year Ended December 31 2006	Year Ended December 31 2005	Four Months Ended December 31 2004	Year Ended August 31 2004
Silver sales		$158,541	$70,895	$10,986	$ -
Cost of sales		52,772	37,839	5,870	-
Depreciation and amortization		16,538	6,000	797	-
		69,310	43,839	6,667	-
Earnings from operations		89,231	27,056	4,319	-
Expenses and other income					
General and administrative (1)		5,700	2,443	5,427	55
Interest expense	5, 6	717	-	-	-
Debt financing costs	6	974	-	-	-
Project evaluation		211	91	69	-
Interest income		(3,221)	(705)	(255)	-
Foreign exchange gain		(370)	(64)	(2,687)	-
		4,011	1,765	2,554	55
Earnings (loss) before discontinued operations		85,220	25,291	1,765	(55)
Loss from discontinued operations		-	-	-	(96)
Net earnings		$ 85,220	$25,291	$ 1,765	$ (151)
1) Stock based compensation (a non cash item) included in General and administrative		$ 1,768	$ 463	$ 5,046	$ 10
Basic earnings (loss) per share from continuing operations		$ 0.40	$ 0.15	$ 0.02	$(0.03)

Diluted earnings

(loss) per share from continuing operations	$	0.37	$	0.15	$ 0.02	$(0.03)
Basic and diluted loss per share from discontinued operations	$	0.00	$	0.00	$ 0.00	$(0.06)
Basic earnings (loss) per share	$	0.40	$	0.15	$ 0.02	$(0.09)
Diluted earnings (loss) per share	$	0.37	$	0.15	$ 0.02	$(0.09)
Weighted average number of shares outstanding						
- basic		210,538		167,538	96,606	1,723
- diluted		232,566		170,987	97,485	1,723

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Balance Sheets
(US dollars and shares in thousands)

	Note	December 31 2006	December 31 2005
Assets			
Current			
Cash and cash equivalents		$ 59,994	$117,741
Accounts receivable		1,220	2,491
Silver inventory		-	383
Other		133	44
		61,347	120,659
Long-term investments	3	65,992	15,069
Silver contracts	4	534,683	130,254
Deferred debt financing costs	6	174	-
Other		697	169
		$662,893	$266,151
Liabilities			
Current			
Accounts payable		$ 396	$ 1,761
Accrued liabilities		958	200
Promissory notes	5	20,000	-
		21,354	1,961
Shareholders' Equity			
Share purchase options	7(c)	4,680	4,953
Restricted share units		111	26
Warrants	7(b)	38,824	38,867
Share capital			
Common shares			
Authorized: unlimited shares, no par value;			
Issued and outstanding: 220,562			

```
     (December 31, 2005: 183,375)             7(a)       486,071      193,711
Retained earnings                                        111,853       26,633
     -----------------------------------------------------------------------
                                                         641,539      264,190
     -----------------------------------------------------------------------
                                                        $662,893     $266,151
     -----------------------------------------------------------------------
     -----------------------------------------------------------------------
```

Commitments (Note 11)

Peter Barnes - President and CEO

Eduardo Luna - Chairman

The accompanying notes form an integral part of these consolidated
financial statements.

Consolidated Statements of Cash Flows
(US dollars in thousands)

	Note	Year Ended December 31 2006	Year Ended December 31 2005	Four Months Ended December 31 2004	Year Ended August 31 2004
Operating Activities					
Net earnings		$85,220	$ 25,291	$ 1,765	$(55)
Items not affecting cash					
Depreciation and amortization		16,538	6,000	797	-
Amortization of debt financing costs		950	-	-	-
Project evaluation costs written off		-	54	-	-
Stock based compensation		1,768	463	5,046	10
Other		(221)	6	(2,615)	-
Change in non-cash working capital	8	467	(1,843)	748	1
Cash generated by (applied to) operating activities		104,722	29,971	5,741	(44)
Financing Activities					
Bank debt drawn down	6	125,000	-	-	-
Bank debt repaid	6	(125,000)	-	-	-
Debt financing costs	6	(1,124)	-	-	-
Shares issued	7(a)	175,150	86,219	104,202	11
Share issue costs		(7,793)	(4,816)	(6,145)	-
Warrants exercised		280	100	-	-
Share purchase options exercised		7,018	1,979	-	-
Cash generated by financing activities		173,531	83,482	98,057	11

```
--------------------------------------------------------------------------------

Investing Activities
Purchase of long-term
 investments                3  (50,813)   (15,069)        -           -
Silver contracts           4 (285,408)      (483)   (86,744)          -
Other                            -          (182)        -           -
--------------------------------------------------------------------------------
Cash applied to
 investing activities        (336,221)   (15,734)   (86,744)          -
--------------------------------------------------------------------------------
Effect of exchange rate
 changes on cash and
 cash equivalents                 221          33      2,615          -
--------------------------------------------------------------------------------

Cash flows from
 discontinued operations
Sale of discontinued
 operations                        -           -          -         247
Advances from
 discontinued operations           -           -          -          14
--------------------------------------------------------------------------------
                                   -           -          -         261
--------------------------------------------------------------------------------
(Decrease) increase in
 cash and cash equivalents   (57,747)     97,752     19,669        228
Cash and cash equivalents,
 beginning of period         117,741      19,989        320         92
--------------------------------------------------------------------------------
Cash and cash equivalents,
 end of period               $59,994    $117,741    $19,989       $320
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
```

/T/

At December 31, 2006, the Company's cash and cash equivalents consisted of
$8.0 million in cash (December 31, 2005 - $8.8 million) and $52.0 million in
cash equivalents (December 31, 2005 - $108.9 million). Cash equivalents
include term deposits and treasury bills with original maturities of less
then 90 days. During the year, the Company paid $717,000 in interest
compared to $nil during the periods ended December 31, 2005, 2004 and August
31, 2004. In addition, the Company paid no income taxes for the periods
ended December 31, 2006, 2005 and 2004.

The accompanying notes form an integral part of these consolidated financial
statements.

/T/

Consolidated Statements of Shareholders' Equity
(US dollars and shares in thousands)

```
                                      Rest-
                                      ric-
                               Share  ted
                Common   Shares Purchase Share           Retained
                Shares   Amount Options Units Warrants Earnings  Total
--------------------------------------------------------------------------------
```

At December 31, 2004	$167,010	$119,464	$5,046	$ -	$28,579	$ 1,342	$154,431
Fair value of stock based compensation	-	-	463	26	-	-	489
Share purchase options exercised	710	2,535	(556)	-	-	-	1,979
Warrants exercised	30	129	-	-	(29)	-	100
Shares issued	15,625	75,902	-	-	10,317	-	86,219
Share issue costs	-	(4,319)	-	-	-	-	(4,319)
Net earnings	-	-	-	-	-	25,291	25,291
At December 31, 2005	183,375	193,711	4,953	26	38,867	26,633	264,190
Fair value of stock based compensation	-	-	1,657	111	-	-	1,768
Share purchase options exercised	2,477	8,948	(1,930)	-	-	-	7,018
Restricted share units exercised	3	26	-	(26)	-	-	-
Warrants exercised	63	323	-	-	(43)	-	280
Shares issued	34,644	290,712	-	-	-	-	290,712
Share issue costs	-	(7,649)	-	-	-	-	(7,649)
Net earnings	-	-	-	-	-	85,220	85,220
At December 31, 2006	$220,562	$486,071	$4,680	$ 111	$38,824	$111,853	$641,539

The accompanying notes form an integral part of these consolidated financial statements

/T/

Notes to the Consolidated Financial Statements

Year Ended December 31, 2006 (US dollars)

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Silver Wheaton Corp. ("Silver Wheaton" or the "Company") is engaged in the silver mining business.

The Company has entered into long-term contracts to purchase silver produced by Goldcorp (Luismin mines in Mexico), Lundin Mining (Zinkgruvan mine in Sweden) and Glencore (Yauliyacu mine in Peru), whereby Silver Wheaton acquires silver production from the counterparties at a fixed price of $3.90 per ounce (subject to an inflationary adjustment) (Note 4).

The Company trades on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) under the symbol SLW.

2. ACCOUNTING POLICIES

Canadian generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A reconciliation of Canadian GAAP and accounting principles generally accepted in the United States ("US GAAP") is provided in Note 14.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its 100% owned subsidiary Silver Wheaton (Caymans) Ltd ("SW Caymans"). The Company's former subsidiary, Dial Locksmith Ltd ("Dial"), was consolidated to the date of disposal, February 25, 2004.

Cash and cash equivalents

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term to maturity of less than 91 days.

Financial instruments

The carrying values of cash and cash equivalents, marketable securities, accounts receivable and accounts payable approximate their fair values due to their short term nature. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

Silver inventory

Silver inventory is valued at the lower of average cost and net realizable value.

Long-term investments

Long-term investments are carried at cost. When there is decline in market value that is other than temporary, these investments are written down to provide for the loss.

Silver contracts

Contracts for which settlement is called for in silver, the amount of which is based on production at the mines, are recorded at cost. The cost of these assets is separately allocated to reserves, resources and exploration potential. The value allocated to reserves is depreciated on a unit-of-sale basis over the estimated recoverable reserves at the mine corresponding to the specific contract.

Evaluations of the carrying values of each contract are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production, sales prices and purchase costs. If it is determined that the future net cash flows from an operation are less than the carrying value then a write-down is recorded with a charge to operations.

Debt financing costs

Debt financing costs are deferred and amortized over the expected life of the debt facility.

Revenue recognition

Revenue from the sale of silver is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of silver may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.

Stock-based compensation

The fair value of all stock-based awards granted are estimated using the Black-Scholes model. The compensation cost related to stock options granted to employees and directors is recorded in the consolidated statements of operations.

Income taxes

The future income tax asset and liability method of accounting for income taxes is used. As the Company's profit is derived from its subsidiary, SW Caymans, which is incorporated and operated in the Cayman Islands, the Company's profits bear no tax. Silver Wheaton can repatriate to Canada, on a tax free basis, amounts up to the Company's cost base in SW Caymans. Management views the subsidiary's profits as part of its permanent investment in the subsidiary, and it has determined that those profits will be reinvested in foreign jurisdictions for the foreseeable future, therefore, no taxes have been recorded.

Earnings per share

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the period. Diluted earnings per share are calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding share purchase options and warrants, with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the period.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas where management's judgment is applied are silver contract valuations, depreciation and income taxes. Actual results could differ from those reported.

Foreign currency translation

Foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates prevailing at the balance sheet date. Non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date. Foreign currency transactions are translated at the United States dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of earnings.

Change in functional and reporting currency

Effective September 1, 2004, the functional currency of the Company was
changed from the Canadian to the United States dollar. This resulted from a
change in the nature of the business as all sales and the majority of
expenses occur in United States dollars. Concurrent with this change in
functional currency, the Company adopted the United States dollar as its
reporting currency. In accordance with Canadian GAAP, the change was
effected by translating assets and liabilities, at the end of prior
reporting periods, at the existing United States / Canadian dollar foreign
exchange spot rate, while earnings, losses and shareholders' equity were
translated at historic rates.

Future accounting changes

Financial instruments

The CICA issued three new accounting standards: Handbook Section 1530,
Comprehensive Income ("Section 1530"), Handbook Section 3855, Financial
Instruments - Recognition and Measurement ("Section 3855"), and Handbook
Section 3865, Hedges ("Section 3865"), which become effective for the
Company for periods beginning on or after January 1, 2007.

Comprehensive income

Section 1530 introduces Comprehensive income which is comprised of Net
income and Other comprehensive income and represents changes in
Shareholders' equity during a period arising from transactions and other
events with non-owner sources. Other comprehensive income ("OCI") includes
unrealized gains and losses on financial assets classified as available-for-
sale, unrealized foreign currency translation amounts net of hedging arising
from self-sustaining foreign operations, and changes in the fair value of
the effective portion of cash flow hedging instruments. For periods
beginning on or after January 1, 2007, Silver Wheaton's Consolidated
Financial Statements will include a Consolidated Statement of Comprehensive
Income and the cumulative amount, Accumulated Other Comprehensive Income
("AOCI"), will be presented as a new category of Shareholders' equity in the
Consolidated Balance Sheet.

Financial instruments - recognition and measurement

Section 3855 establishes standards for recognizing and measuring financial
assets, financial liabilities and non-financial derivatives. It requires
that financial assets and financial liabilities including derivatives be
recognized on the balance sheet when the Company becomes a party to the
contractual provisions of the financial instrument or a non-financial
derivative contract. All financial instruments should be measured at fair
value on initial recognition except for certain related party transactions.
Measurement in subsequent periods depends on whether the financial
instrument has been classified as held-for-trading, available-for-sale,
held-to-maturity, loans and receivables, or other liabilities.

Financial assets and financial liabilities held-for-trading will be measured
at fair value with gains and losses recognized in Net earnings. Financial
assets held-to-maturity, loans and receivables and financial liabilities
other than those held-for-trading will be measured at amortized cost using
the effective interest method of amortization. Available-for-sale financial
assets will be measured at fair value with unrealized gains and losses
including changes in foreign exchange rates being recognized in OCI.
Investments in equity instruments classified as available-for-sale that do
not have a quoted market price in an active market will be measured at cost.

Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instruments or other contracts but are not closely related to the host financial instrument or contract, respectively. Changes in the fair values of derivative instruments will be recognized in Net earnings, except for derivatives that are designated as a cash flow hedge, the fair value change for which will be recognized in OCI. Section 3855 permits an entity to designate any financial instrument as held-for-trading on initial recognition or adoption of the standard, even if that instrument would not otherwise satisfy the definition of held-for-trading set out in Section 3855. Other significant accounting implications arising on adoption of Section 3855 include the initial recognition of certain financial guarantees at fair value on the balance sheet and the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost.

Hedges

Section 3865 specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in Net earnings. The changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, will be offset by changes in the fair value of the hedging derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in OCI. The ineffective portion will be recognized in Net earnings. The amounts recognized in AOCI will be reclassified to Net earnings in the periods in which net earnings is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments will be recognized in OCI and the ineffective portion is recognized in Net earnings. The Company had no outstanding hedging relationships at December 31, 2006 and as a result opening retained earnings will not be affected by the adoption of this section.

Impact of adopting Sections 1530, 3855 and 3865

The transition adjustment will be recognized in the opening balance of AOCI as at January 1, 2007, as a result of adjustments arising due to remeasuring financial assets classified as available-for-sale.

The transition amount that will be recorded in the opening AOCI balance on January 1, 2007 may be material to our consolidated financial position. The Company is currently analyzing the requirements of these new standards.

3. LONG-TERM INVESTMENTS

/T/

	December 31, 2006			December 31, 2005		
(in thousands)	Book Value	Market Value	Unrealized Gains	Book Value	Market Value	Unrealized Gains
Bear Creek	$32,183	$ 62,435	$30,252	$13,696	$20,105	$6,409
Revett	11,272	14,144	2,872	1,373	1,544	171

Sabina	11,203	16,156	4,953	-	-	-
Other	11,334	12,763	1,429	-	-	-
	$65,992	$105,498	$39,506	$15,069	$21,649	$6,580

/T/

During 2006, Silver Wheaton acquired 2,314,600 shares of Bear Creek Mining Corp. ("Bear Creek") on the open market at a cost of $18.5 million. As a result, at December 31, 2006, Silver Wheaton owned 7,676,505 common shares and warrants exercisable to acquire an additional 270,000 common shares, representing approximately 19.1% of the outstanding shares of Bear Creek on an undiluted basis.

During 2006, Silver Wheaton acquired by way of private placement 9,600,000 units of Revett Minerals Inc. ("Revett"), at a price of Cdn$1.13 per unit, for total consideration of $9.5 million (Cdn$10.9 million). The units are comprised of one common share and one quarter of one share purchase warrant. Each whole warrant entitles the holder to purchase one common share of Revett at a price of Cdn$1.36 for a period of 30 months from the date of issuance. As a result, at December 31, 2006, Silver Wheaton owned 12,382,900 common shares and warrants exercisable to acquire an additional 2,400,000 common shares, representing approximately 17.2% of the outstanding shares of Revett on an undiluted basis.

During 2006, Silver Wheaton acquired by way of private placement 7,800,000 units of Sabina Silver Corporation ("Sabina"), at a price of Cdn$1.65 per unit, for total consideration of $11.2 million (Cdn$12.9 million). The units are comprised of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of Sabina at a price of Cdn$2.75 for a period of four years from the date of issuance. As a result, at December 31, 2006, Silver Wheaton owned 7,800,000 common shares and warrants exercisable to acquire an additional 3,900,000 common shares, representing approximately 14.1% of the outstanding shares of Sabina on an undiluted basis.

The above market values of Bear Creek, Revett and Sabina include the estimated value of the warrants acquired as part of the private placements, which have been valued using a binomial option pricing model.

4. SILVER CONTRACTS

/T/

(in thousands)	December 31, 2006			December 31, 2005		
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Luismin	$194,807	$ (6,660)	$188,147	$ 59,132	$(3,517)	$ 55,615
Zinkgruvan	77,919	(6,102)	71,817	77,919	(3,280)	74,639
Yauliyacu	285,292	(10,573)	274,719	-	-	-
	$558,018	$(23,335)	$534,683	$137,051	$(6,797)	$130,254

/T/

Luismin

On October 15, 2004, the Company entered into a twenty five year contract to purchase all of the silver produced by Goldcorp's Luismin mining operations in Mexico (owned at the date of the transaction), for an upfront payment of $36.7 million in cash and 108 million common shares of the Company. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing on October 15, 2007). Under this contract, Silver Wheaton was obligated to pay 50% of any capital expenditures made by Luismin at its mining operations in excess of 110% of the projected capital expenditures outlined in the contract.

On March 30, 2006, in connection with Goldcorp's plans to expand the San Dimas mine, Goldcorp and Silver Wheaton amended the contract, eliminating any capital expenditure contributions previously required to be paid by Silver Wheaton. In consideration for these amendments, Silver Wheaton issued to Goldcorp 18 million common shares, valued at the February 13, 2006 closing price of $6.42 per share, and a $20 million non-interest bearing promissory note due on March 30, 2007. At December 31, 2006, Goldcorp owned 49% of the Company's common shares.

The allocation of the total purchase price is summarized in the table below:

/T/

(in thousands)

Purchase Price

October 15, 2004 - initial contract	
Cash	$ 36,744
Shares	21,958
Acquisition costs	430
December 31, 2004 and 2005	59,132
March 30, 2006 - contract amendment	
Promissory note (Note 5)	20,000
Shares	115,560
Acquisition costs	115
	135,675
December 31, 2006	$194,807

/T/

Under the contract, Silver Wheaton is entitled to purchase a 49% interest in production, development or exploration properties acquired by Goldcorp in Mexico until October 15, 2007. In connection with Goldcorp's recent acquisition of Glamis Gold Ltd. ("Glamis"), Silver Wheaton has agreed to waive its right to acquire an interest in any of Glamis' Mexican projects. In exchange for this waiver, Goldcorp has agreed to negotiate exclusively with Silver Wheaton, for a period of 180 days from the date of Goldcorp's acquisition of Glamis, for the potential purchase by Silver Wheaton of a portion of the future production of silver to be mined from the Penasquito Project. If Silver Wheaton and Goldcorp are not successful in entering into a silver purchase agreement on the Penasquito Project during such time, Silver Wheaton will retain a right of first refusal on any future silver

purchase agreements based on the Penasquito Project, for so long as Goldcorp maintains at least a 20% interest in Silver Wheaton.

For a period of three years, so long as Goldcorp owns at least 20% of the outstanding shares of the Company, it has the right to maintain its pro-rata interest in Silver Wheaton should Silver Wheaton issue any additional shares.

Zinkgruvan

In December, 2004, the Company entered into a contract to purchase all of the silver produced by Lundin Mining Corporation's Zinkgruvan mine in Sweden for an upfront payment of $50 million in cash, 6 million Silver Wheaton common shares (post-consolidation) and 30 million Silver Wheaton common share purchase warrants (each warrant grants the holder the right to purchase 0.20 of one of the Company's post-consolidation common shares). In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing on December 8, 2007). Under the contract, Zinkgruvan is required to deliver a minimum of 40 million ounces over the 25 year period following the contract date (the Zinkgruvan mine is expected to produce approximately 2 million ounces of silver annually for a minimum of 20 years).

Yauliyacu

On March 23, 2006, the Company entered into a contract with Glencore to purchase up to 4.75 million ounces of silver per year, for a period of 20 years, based on the production from Glencore's Yauliyacu mining operations in Peru. The upfront payment was $285 million, comprised of $245 million in cash and a $40 million promissory note (Note 5). In addition, a cash payment of $3.90 per ounce of silver delivered under the contract is due (subject to an inflationary adjustment commencing in 2009). In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.

During the term of the contract, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction. In addition, Silver Wheaton also has an option to extend the 20 year term of the silver purchase agreement in five year increments, on substantially the same terms as the existing agreement, subject to an adjustment related to silver price expectations at the time and other factors.

The allocation of the purchase price is summarized in the table below:

/T/

(in thousands)

Purchase Price	
Cash	245,000
Promissory note (Note 5)	40,000
Acquisition costs	292
	$285,292

/T/

5. PROMISSORY NOTES

On March 23, 2006, as partial consideration for entering into the Yauliyacu silver purchase contract (Note 4), the Company issued a $40 million promissory note to Glencore, bearing interest at 3% per annum, which was paid in full on May 31, 2006.

On March 30, 2006, as partial consideration for amendments made to the Luismin silver purchase contract (Note 4), the Company issued a non-interest bearing $20 million promissory note to Goldcorp, due on March 30, 2007. At December 31, 2006 this promissory note was still outstanding.

6. BANK DEBT

In March 2006, the Company entered into a credit agreement with the Bank of Nova Scotia, as lead arranger and administrative agent, to borrow $100 million under a non-revolving term loan (the "Term Loan") and $25 million under a revolving loan (the "Revolving Loan"). During April, 2006, both the Term Loan and the Revolving Loan were repaid in full. The Term Loan was cancelled upon repayment, while the Revolving Loan facility remains available. The interest rate on the Revolving Loan is based on LIBOR plus a spread determined by the Company's leverage ratio. Under the credit agreement, the Company is required to maintain a debt service coverage ratio greater than or equal to 1.25:1 and a Leverage Ratio less than or equal to 3.50:1. The Revolving Loan is secured against the Company's assets including the Luismin, Zinkgruvan and Yauliyacu silver contracts. Total debt financing costs were $1,124,000, of which $950,000 was amortized to income during the year ended December 31, 2006.

Interest expense and the effective interest rates for the Term Loan and the Revolving Loan are presented below:

/T/

(in thousands)	Term Loan	Revolving Loan	Total
Interest expense	$404	$80	$484
Interest rate	5.01%	5.01%	5.01%

/T/

7. SHAREHOLDERS' EQUITY

(a) Shares issued

A summary of the Company's issued and outstanding shares at December 31, 2006, 2005 and 2004 and the changes for the periods ending on those dates is presented below:

/T/

	Number of Shares	Price (Cdn$)
At August 31, 2004	1,740,000	
Shares issued to Goldcorp in connection with Luismin Transaction (Note 4)	108,000,000	$2.00
Private placement to finance Luismin Transaction	35,000,000	2.00

```
Shares issued to Lundin in connection
 with Zinkgruvan Transaction (Note 4)           6,000,000            4.25
Private placement to finance Zinkgruvan
 Transaction                                   16,200,000            3.75
Options exercised                                  70,000            0.75
------------------------------------------------------------------------

At December 31, 2004                          167,010,000

Public offering                                15,625,000            6.40
Options exercised                                 710,000            3.27
Warrants exercised                                 30,000            4.00
------------------------------------------------------------------------

At December 31, 2005                          183,375,000

Shares issued to Goldcorp in connection
 with Luismin Transaction (Note 4)             18,000,000            7.41
Public offering                                16,644,000           12.00
Options exercised                               2,477,331            3.27
Warrants exercised                                 63,280            5.08
 Restricted share units exercised                   2,500               -
------------------------------------------------------------------------
At December 31, 2006                          220,562,111
------------------------------------------------------------------------
------------------------------------------------------------------------
```

/T/

On August 5, 2004, in connection with the Luismin Transaction, the Company raised gross proceeds of $53.2 million (Cdn$70.0 million) from a private placement of 175 million subscription receipts at a price of Cdn$0.40 per unit. On October 22, 2004, each of the subscription receipts was automatically converted without payment of additional consideration into 0.2 common shares (post-consolidation), and one-half of one common share purchase warrant of the Company (TSX:SLW.WT). Five common share purchase warrants entitle the holder to purchase one common share (post-consolidation) at a price of Cdn$4.00 per share for a period of five years expiring August 5, 2009.

On November 30, 2004, in connection with the Zinkgruvan Transaction, the Company raised gross proceeds of $51.0 million (Cdn$60.8 million) from a private placement of 81 million subscription receipts at a price of Cdn$0.75 per unit. Each subscription receipt was automatically converted without payment of additional consideration into 0.2 Silver Wheaton common shares (post-consolidation) and one-half of one Series "A" common share purchase warrant (TSX:SLW.WT.A) of Silver Wheaton. Five Series "A" warrants entitle the holder to purchase one Silver Wheaton common share (post-consolidation) at a price of Cdn$5.50 until November 30, 2009.

On December 21, 2004, the Company's common shares were consolidated on a 5 for 1 basis, reducing the number of common shares outstanding at December 31, 2004 to 167,010,000.

On December 22, 2005, the Company raised gross proceeds of $86.2 million (Cdn$100.0 million) from a private placement of 15,625,000 subscription receipts at a price of Cdn$6.40 per unit. Each subscription receipt was automatically converted without payment of additional consideration into one common share and one-half of one Series "B" common share purchase warrant (TSX:SLW.WT.B) of the Company. Each Series "B" warrant entitles the holder

to purchase one common share at a price of Cdn$10.00 per share for a period of 5 years expiring December 22, 2010.

On March 30, 2006, in connection with the Luismin amendment, the Company issued 18 million common shares to Goldcorp (Note 4), valued on the date of announcement (February 13, 2006) at the closing price of $6.42 (Cdn - $7.41) per share.

On April 20, 2006, the Company raised gross proceeds of $175 million (Cdn$200 million) from a public offering of 16,644,000 common shares at a price of Cdn$12.00 per share. Share issue costs totalling $7.5 million were incurred as a part of this offering.

(b) Warrants

A summary of the Company's warrants at December 31, 2006, 2005, 2004 and August 31, 2004, and the changes for the periods ending on those dates is presented below:

/T/

	Warrants Outstanding	Weighted Avg Exercise Price (Cdn$)	Exchange Ratio
At August 31, 2004	-	-	
Issued in connection with the Luismin private placement	87,500,000	$0.80	0.2
Issued in connection with the Zinkgruvan private placement	40,500,000	1.10	0.2
Issued to Lundin in connection with the Zinkgruvan Transaction	30,000,000	0.80	0.2
At December 31, 2004	158,000,000	0.88	0.2
Issued in connection with public offering	7,812,500	10.00	1.0
Exercised	(150,000)	0.80	0.2
At December 31, 2005	165,662,500	1.31	0.24
Exercised	(316,400)	1.02	0.2
At December 31, 2006	165,346,100	$1.31	0.24

/T/

At issuance, each share purchase warrant and Series "A" warrant (TSX:SLW.WT and SLW.WT.A, respectively) granted the holder the right to purchase one common share of the Company at the applicable exercise price. On December 21, 2004, the Company's common shares were consolidated 5 for 1. These warrants were not consolidated, resulting in each warrant granting the holder the right to purchase 0.20 of one of the Company's post-consolidation common shares. The Series "B" warrants (SLW.WT.B) were issued after the December 21, 2004 share consolidation, and therefore, each Series "B" warrant entitles the holder the right to purchase one of the Company's post-consolidation common shares.

Warrants issued during the year ended December 31, 2005 and the four months ended December 31, 2004 have been included in shareholders' equity at their fair value of $10.3 million and $28.6 million, respectively.

The following table summarizes information about the warrants outstanding at December 31, 2006:

/T/

	Warrants Outstanding	Exercise Price (Cdn$)	Exchange Ratio	Common Shares to be Issued upon Exercise of Warrants	Effective Price Per Share (Cdn$)	Expiry Date
Share purchase warrants	117,260,500	$0.80	0.20	23,452,100	$4.00	Aug 5, 2009
Series "A" warrants	40,273,100	1.10	0.20	8,054,620	5.50	Nov 30, 2009
Series "B" warrants	7,812,500	10.00	1.00	7,812,500	10.00	Dec 22, 2010
	165,346,100			39,319,220	$5.50	

/T/

(c) Share purchase options

The Company has established a share purchase option plan whereby the Company's board of directors may, from time to time, grant options to directors, employees or consultants. The maximum term of any option may be ten years, but generally options are granted for five years or less. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date.

Stock-based compensation expense during 2006 included $1.7 million (2005 - $0.4 million) of amortization of the fair value of share purchase options issued, which was determined using the Black-Scholes option valuation method assuming no dividends are to be paid, a weighted average volatility of the Company's share price of 45%, an annual risk-free interest rate of 4.0% and expected lives of 2.5 years.

On December 21, 2004 the Company's common shares were consolidated on a 5 for 1 basis, therefore, all of the option figures below are presented on a consolidated basis. At December 31, 2006 there were 3,690,000 options available for grant under the plan.

A summary of the Company's options at December 31, 2006, 2005 and 2004, and the changes for the periods ending on those dates is presented below:

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| | Number of | Weighted Avg Exercise |

	Shares	Price (Cdn$)
At August 31, 2004	70,000	$0.75
Granted	6,500,000	3.26
Exercised	(70,000)	0.75
At December 31, 2004	6,500,000	3.26
Granted	630,000	5.59
Exercised	(710,000)	3.27
At December 31, 2005	6,420,000	3.48
Granted	550,000	12.10
Exercised	(2,477,334)	3.27
At December 31, 2006	4,492,666	$4.66

The following table summarizes information about the options outstanding
and exercisable at December 31, 2006.

Exercise Prices (Cdn$)	Options Outstanding	Weighted Average Remaining Contractual Life	Options Exercisable
$3.25	3,421,000	2.5 years	3,421,000
$6.03 - $8.55	571,666	3.9 years	361,667
$12.45	500,000	4.3 years	166,667
	4,492,666	2.9 years	3,949,334

8. SUPPLEMENTAL CASH FLOW INFORMATION

(in thousands)	Note	December 31 2006	December 31 2005	December 31 2004	August 31 2004
Change in non-cash working capital					
Accounts receivable		$ 1,271	$(2,074)	$ (155)	$(8)
Silver inventory		383	96	(478)	–
Accounts payable		(1,251)	(9)	1,369	9
Accrued liabilities		681	139	61	–
Other		(617)	5	(49)	–
		$ 467	$(1,843)	$ 748	$ 1

Non-cash investing
 activities, in
 connection with
 the acquisition

of silver contracts

Shares issued to Goldcorp	4	$115,560	$	-	$421,958	$	-
Promissory note issued to Goldcorp	5	$ 20,000	$	-	$	-	$ -
Shares issued in the Zinkgruvan transaction	4	$	-	$	-	$ 27,866	$ -

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9. RELATED PARTY TRANSACTIONS

At December 31, 2006, Goldcorp owned 49% of the Company's outstanding common shares. During the year, the Company purchased 9.0 million ounces (2005 - 7.9 million ounces) of silver from a subsidiary of Goldcorp at a price of $3.90 per ounce, for total consideration of approximately $35.0 million (2005 - $30.8 million).

On March 30, 2006, Silver Wheaton and Goldcorp amended their existing contract, as described in Note 4. As a result of this transaction, the Company issued 18 million shares and a non-interest bearing $20 million promissory note to Goldcorp, due on March 30, 2007. In addition, during September 2006, in connection with Goldcorp's recent acquisition of Glamis Gold Ltd. ("Glamis"), Silver Wheaton has agreed to waive its right to acquire an interest in any of Glamis' Mexican projects. In exchange for this waiver, Silver Wheaton has received a right of first refusal on future silver production from the Penasquito Project in Mexico.

The Company has an agreement with Goldcorp whereby Goldcorp provides certain management and administrative services at cost. During the year, costs reimbursed to Goldcorp were $249,000 compared to $416,000 during 2005. This agreement allows for cancellation with 30 days notice at any time.

In addition, during March 2006, the Company sold leasehold improvements and furniture and fixtures to Goldcorp for $145,000. At December 31, 2006, Goldcorp owed the Company $17,645 (December 31, 2005 - $nil).

10. INCOME TAXES

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

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(in thousands)	December 31 2006	December 31 2005	December 31 2004	August 31 2004
Earnings (loss) from continuing operations before income taxes	$ 85,220	$ 25,291	$ 1,765	$ (55)
Canadian federal and provincial income tax rates	34.1%	35.6%	35.6%	35.6%
Income tax expense (recovery) based on above rates	29,077	9,004	629	(19)
Valuation allowance	2,677	568	49	198
Tax effect of				

non-deductible expenditures	603	174	1,797	3
Lower effective tax rates on earnings of foreign subsidiary	(32,357)	(9,746)	(2,475)	(198)
Income tax losses carried forward not recognized for accounting purposes	-	-	-	16
Actual tax expense	$-	$-	$-	$-

The components of future income taxes are as follows:

(in thousands)	December 31 2006	December 31 2005	December 31 2004	August 31 2004
Non-capital losses	$4,436	$520	$251	$30
Deductible temporary differences	3,986	2,849	1,245	17
	8,422	3,369	1496	47
Valuation allowance	(8,422)	(3,369)	(1,496)	(47)
	$ -	$ -	$ -	$ -

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Prior to the Luismin Transaction, the Company operated primarily in Canada and was subject to taxation at the applicable statutory rates. Subsequent to the Luismin Transaction, all of the Company's income generating activities, including the sale of silver, are conducted by its 100% owned subsidiary SW Caymans. SW Caymans operates in the Cayman Islands and is subject to a statutory tax rate of nil%. Silver Wheaton can repatriate to Canada, on a tax free basis, amounts up to the Company's cost base in SW Caymans. The Company does not have any plans to repatriate this money to Canada. As a result, no future income tax assets or liabilities have been recognized.

11. COMMITMENTS

In connection with the Luismin and Zinkgruvan Transactions (Note 4), the Company has committed to purchase 100% of the silver produced by each mine for a per-ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an inflationary adjustment. In connection with the Yauliyacu silver purchase contract, the Company has committed to purchase up to 4.75 million ounces of silver per year, based on production at the Yauliyacu mine, for a per-ounce cash payment of $3.90, subject to an inflationary adjustment.

The Company does not have any fixed commitments.

12. SEGMENTED INFORMATION

The Company's reportable operating segments are summarized in the table below. This information has been segmented on a silver contract basis.

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(in thousands)	Luismin	Zinkgruvan	Yauliyacu	Corporate	Consolidated
Year ended December 31, 2006					
Statements of Operations					
Silver sales	$103,850	$18,903	$35,788	$ -	$158,541
Cost of sales	35,016	6,575	11,181	-	52,772
Depreciation	3,143	2,822	10,573	-	16,538
Earnings from operations	65,691	9,506	14,034	-	89,231
Expenses and other income	-	-	-	(4,011)	(4,011)
Net earnings (loss)	$ 65,691	$ 9,506	$14,034	$(4,011)	$ 85,220
Cash flow from operations	$ 68,293	$13,152	$24,607	$(1,330)	$104,722

(in thousands)	Luismin	Zinkgruvan	Corporate	Consolidated
Year ended December 31, 2005				
Statements of Operations				
Silver sales	$57,406	$13,489	$ -	$70,895
Cost of sales	30,754	7,085	-	37,839
Depreciation	2,931	3,069	-	6,000
Earnings from operations	23,721	3,335	-	27,056
Expenses and other income	-	-	(1,765)	(1,765)
Net earnings (loss)	$23,721	$ 3,335	$(1,765)	$25,291
Cash flow from operations	$26,485	$ 4,340	$ (854)	$29,971

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13. DISCONTINUED OPERATIONS

Effective February 25, 2004, the Company sold its subsidiary, Dial, for cash
proceeds of $247,000 to a group that included former directors and
shareholders of the Company.

The operations of Dial have been accounted for as a discontinued operation
and, for reporting purposes, the results of operations, financial position
and cash flows have been segregated from those of continuing operations for
the current and prior periods. The Company has included in the results of

discontinued operations the loss on the sale of Dial and the earnings from
discontinued operations from the measurement date to the disposal date.

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Financial results of discontinued operation:

| | December 31 2006 | December 31 2005 | December 31 2004 | August 31 2004 |
(in thousands)				
Sales	$-	$-	$-	$453
Earnings	-	-	-	62
Loss on disposal of Dial (net of income tax of $nil)	-	-	-	(158)
(Loss) earnings from discontinued operations	$-	$-	$-	$(96)

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Cash flows from discontinued operations for the year ended August 31, 2004
consist of proceeds from the sale of Dial in the amount $247,000 and
advances from Dial to the Company in the amount of $14,000.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Silver Wheaton Corp.
David Awram
Director, Investor Relations
1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com

INDUSTRY: Manufacturing and Production-Mining and Metals
SUBJECT: ERN

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